As filed with the Securities and Exchange Commission on September 25, 2002
Registration No. 333-98579

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

GOLD BANC CORPORATION, INC.
(Exact Name of Registrant as Specified in its Charter)

Kansas	48-1008593
(State of Incorporation)	(I.R.S. Employer
Identification Number)
11301 Nall Avenue
Leawood, Kansas 66211
(913) 451-8050
(Address and telephone number of Registrant’s principal executive offices)

Michael W. Gullion
Chairman of the Board and Chief Executive Officer
Gold Banc Corporation, Inc.
11301 Nall Avenue
Leawood, Kansas 66211
Telephone: (913) 451-8050
Fax: (913) 451-8004
(Name, address and telephone number of agent for service)

Copies to:
John A. Granda, Esq.	Gregory G. Johnson, Esq.
Michael W. Lochmann, Esq.	Bryan Cave LLP
Stinson Morrison Hecker LLP	1200 Main Street
1201 Walnut, Suite 2800	Suite 3500
Kansas City, MO 64106	Kansas City, MO 64105
Phone: (816) 842-8600	Phone: (816) 374-3200
Fax: (816) 691-3495	Fax: (816) 374-3300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Subject to completion, dated September 23, 2002

5,000,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol “GLDB.” The last reported sale price of our common stock as reported on the Nasdaq National Market on September 20, 2002 was $9.86 per share.

Some of our executive officers and directors have indicated their intent to purchase an aggregate of 300,000 shares of common stock in this offering, at the same price and on the same terms as offered to the public.

Investing in our common stock involves risks.
See “ Risk Factors” beginning on page 9.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Gold Banc Corporation, Inc.	$	$

We have granted the underwriters the right to purchase up to an additional 750,000 shares of our common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on or about                      , 2002.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.

RBC Capital Markets

Sandler O’Neill & Partners, L.P.

Prospectus dated                      , 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

GOLD BANC LOCATIONS

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the documents incorporated by reference into it, particularly the consolidated financial statements and the notes to the consolidated financial statements and the section entitled “Risk Factors” beginning on page 9.

Gold Banc Corporation, Inc.

We are a financial holding company that has grown from the acquisition of a single bank with $2.9 million in assets in 1978 to approximately $3.3 billion in assets as of June 30, 2002. We own three commercial banks with 49 offices in 36 communities in Kansas, Missouri, Oklahoma and Florida. Our subsidiary banks are Gold Bank-Kansas, Gold Bank-Oklahoma, and American Bank-Florida, which had total assets as of June 30, 2002 of $1.7 billion, $954 million, and $629 million, respectively. We also own non-bank financial services subsidiaries that provide investment management, trust and other fiduciary services, institutional fixed income brokerage, public finance underwriting and advisory services, title insurance, and data processing and information technology services.

We have a community bank style that is built upon creating long-term customer relationships by providing outstanding service, enabling local decision-makers to make prompt lending decisions, delivering a broad array of sophisticated banking and wealth management services, and maintaining extensive community involvement. Our target markets are small- to mid-sized businesses and high net-worth individuals who desire a more personal banking and investment relationship that is responsive to their needs. To continue our growth we are placing increasing emphasis on expanding our presence in metropolitan communities such as Kansas City, Tulsa, Oklahoma City, Sarasota/Bradenton and Tampa, as well as their surrounding affluent areas, including Johnson County, Kansas and the Florida counties of Manatee, Sarasota, Hillsborough and Charlotte. These areas have experienced extensive residential and small- to mid-sized business development, which has enabled our loans and deposits to grow faster in these areas than in our rural markets. In the aggregate, this model has been successful in increasing our loans and deposits per banker, improving market share, enhancing return on equity and assets, and producing a higher percentage of non-interest income from wealth management and other services.

The consolidation of financial institutions in our markets, driven by larger regional and national banks, has resulted in decision-making being centralized away from the local markets that these acquired banks served. As a result, we have been able to attract and retain as customers those owner-operated and other businesses that require flexible and prompt lending decisions and desire a more personal banking relationship. We have experienced significant loan growth, particularly in Kansas and Florida, by applying our community banking style and personalized customer service in these higher growth markets without compromising our strong credit standards. We have also hired additional experienced bankers in these markets who are involved in the communities they serve and who subscribe to our credit culture and operating philosophy. They bring to us new banking relationships that are seasoned and familiar to such bankers.

Our principal executive offices are located at 11301 Nall Avenue, Leawood, Kansas 66211, and our telephone number is (913) 451-8050.

Principal Operating Businesses. We conduct our operations through our subsidiary banks and several non-bank subsidiaries.

•	Gold Bank-Kansas. Gold Bank-Kansas has 18 banking offices located throughout the state of Kansas, as well as two locations in Kansas City, Missouri and two locations in St. Joseph, Missouri. It is headquartered in Leawood, Kansas, an affluent suburb of Kansas City. Our focus on growth in Gold Bank-Kansas’ metropolitan markets is evidenced by the increase in deposits and loans located in the Kansas City metropolitan market from 42.6% of deposits and 51.2% of loans as of December 31, 1999, to 66.0% of deposits and 54.4% of loans as of June 30, 2002. To continue this positive trend, we are locating our new branches in the more affluent and higher growth areas of the metropolitan markets where our target customers reside or are headquartered. As of June 30, 2002, Gold Bank-Kansas had $1.7 billion of total assets, $1.3 billion of loans, $1.3 billion of deposits and $149 million of stockholders’ equity.

•
Gold Bank-Oklahoma. Gold Bank-Oklahoma has 17 banking offices located in Oklahoma and one location in Kansas. Its headquarters is located in Oklahoma City. As of June 30, 2002, approximately 70% of the deposits and approximately 50% of the loans of Gold Bank-Oklahoma were located in rural markets. We are focusing on growing Gold Bank-Oklahoma’s deposits and loans in the Tulsa and Oklahoma City markets. Gold Bank-Oklahoma has had a more stable deposit base and a lower cost of funds than our other banks. As of June 30, 2002, Gold Bank-Oklahoma had $954 million in total assets, $710 million of loans, $729 million of deposits and $79 million of stockholders’ equity.

•
American Bank-Florida. American Bank-Florida is headquartered in Bradenton, Florida, and operates eight other banking offices in the Sarasota/Bradenton market, one of the fastest growing metropolitan areas of the United States. We are in the process of opening new banking offices in Tampa and Sarasota. We have been co-branding the Gold Bank name and logo with that of American Bank and plan to transition solely to the Gold Bank name and logo in the first quarter of 2003. As of June 30, 2002, 99% of the deposits and 99% of the loans of American Bank-Florida were located in metropolitan markets. Since we acquired American Bank-Florida in March 2000, we have increased the deposits and loans of the bank from $412 million and $372 million, respectively, on December 31, 2000, to $465 million and $418 million, respectively, as of June 30, 2002. We have also increased American Bank-Florida’s return on assets and return on equity from 0.48% and 7.99%, respectively, for the year ended December 31, 1999, to 1.14% and 16.09%, respectively, for the year ended December 31, 2001, and to 1.21% and 17.57%, respectively, on an annualized basis, for the six months ended June 30, 2002. As of June 30, 2002, American Bank-Florida had $629 million in total assets, $418 million of loans, $465 million of deposits and $46 million of stockholders’ equity.

•
Financial services subsidiaries. Our wealth management capabilities complement our community banking style by enabling us to meet more of our customers’ needs for financial services. Our wealth management services include individually managed equity and fixed income investment portfolios, trust and other fiduciary services, institutional fixed income brokerage, public finance underwriting and advisory services, proprietary equity and money-market mutual funds, and estate planning. These activities are principally conducted through Gold Capital Management, Inc. and Gold Trust Company.

•
Gold Capital Management, Inc., which we acquired in January 1998, is a broker-dealer and investment advisor marketing fixed income investments to commercial banks and high net-worth individuals located in Kansas, Missouri and contiguous states.

•
Gold Trust Company, which we acquired in December 1998, provides trust and investment management services to customers in Kansas, Missouri, Oklahoma and Florida. As of June 30, 2002, Gold Trust Company had approximately $373 million in discretionary trust assets under management and approximately $134 million in non-discretionary trust assets under administration.

•
CompuNet Engineering, Inc. In March 1999, we acquired CompuNet Engineering, Inc., which provides information technology, e-commerce services and networking solutions for banks and other businesses, including the design and implementation of local- and wide-area networks. CompuNet is headquartered in Overland Park, Kansas and serves customers primarily in the Midwest. CompuNet’s gross revenues for the years ended December 31, 1999, 2000 and 2001 were $3.8 million, $4.4 million and $13.3 million, respectively, and $9.7 million for the six months ended June 30, 2002. Included in this growth are the results of CompuNet’s 2001 acquisition of the assets of Information Products, Inc., a networking services provider. In addition to its strong and growing external client base, CompuNet is a key strategic provider of technology and systems support to us and our subsidiary banks.

Our Strategy. Our strategic focus is commercial banking and wealth management delivered with a community banking style. Our target markets in each of our service areas are small- and medium-sized businesses and high net-worth individuals. We offer a full range of financial products and services that are tailored to meet the needs of these types of customers. We emphasize personal relationships with customers, involvement in local community activities and responsive lending decisions. We strive to maintain responsive community banking offices with local decision makers. Allowing senior management at each banking location to make credit and pricing decisions within specified guidelines enables us to retain a local identity and expand our banking relationships at each bank. In addition, through our non-bank subsidiaries, we seek to increase our non-interest income above its already strong current level.

The principal elements of our strategy are:

•
Emphasize personalized customer service and community involvement. We believe that customer loyalty and service are the most important competitive factors in most of our market areas. Our primary goal is to provide exceptional and personalized customer service, making tangible Gold Banc’s marketing slogan: “More Than Money”®. Our focus is to combine commercial banking and wealth management in order to become the “Financial Services Company of Choice.” Our banks’ management and other employees participate actively in a wide variety of community activities and organizations in order to develop and maintain customer relationships. Our banks seek to retain and recruit the best available banking talent to deliver the quality of personal banking services required to meet customer expectations and to permit us to meet our goals for long-term profitable growth.

•
Capitalize on changing market conditions. Our management continually monitors economic and other developments in our market areas in order to tailor our operations to the evolving strengths and needs of the local communities. In recent years, consolidation of community banks in our markets has resulted in their conversion to branches of regional and national banks. We believe this trend has created a significant opportunity for our community banking style due to the resulting loss of local decision making, de-emphasis of the customer base we are seeking, and decline in personalized service to those customers.

•
Consolidate operations. To improve operating efficiencies and allow our bankers to focus on sales and customer service, we have centralized certain management and administrative functions, including data processing, human resources, internal audit, loan review and regulatory administration. Other specific consolidation initiatives include:

•	the consolidation in the first quarter of 2000 of ten subsidiary banks located in Kansas and Missouri into a single Kansas-chartered bank

•	the consolidation in the fourth quarter of 2000 of three subsidiary banks located in Oklahoma into a single Oklahoma-chartered bank

•	the merger in the third quarter of 2001 of our thrift subsidiary, Provident Savings, F.S.B. of St. Joseph, Missouri, into our Kansas-chartered bank

•	the ongoing centralization of operations at our technology center in Overland Park, Kansas

•	a company-wide migration to a common data processing platform, begun in 2001 and scheduled for completion in the second quarter of 2003

•
Continue building a strong loan portfolio. A central element of our strategic focus on commercial banking is the development of a strong, diversified loan portfolio in each of our subsidiary banks. We emphasize commercial and real estate lending in each of our metropolitan markets and have enjoyed strong loan demand, attractive yield opportunities and generally high asset quality in our lending activities. For the year ended December 31, 2001, our loan portfolio grew by $256.3 million, or 13.4%, before reflecting the impact of the sale of $40.0 million of single family mortgage loans in the secondary market in May 2001. For the six months ended June 30, 2002, our loan portfolio grew by an additional $274.8 million, or 12.8%. As of June 30, 2002, our loan portfolio composition, excluding mortgage loans held for sale, was as follows:

	Amount	%
	(dollars in thousands)
Real estate
Commercial	$837,425	34.5%
Construction	268,757	11.1
1 to 4 family residential	296,968	12.2
Agricultural	87,087	3.6
Commercial	697,412	28.8
Agricultural	164,704	6.8
Consumer and other	72,720	3.0

Total loans	2,425,073	100.0%

Less allowance for loan losses	30,459

Total	$2,394,614

•
Maintain and enhance high asset quality. We believe the success of our banking activities depends to a significant extent on the quality of our assets, particularly our loans. We have endeavored to build a strong credit culture throughout the Gold Banc organization, with a stringent underwriting and loan approval process, centralized loan administration and early, close attention to any deterioration in current or prospective performance of loans. For a more detailed description of our lending process, see “Business—Lending Activities,” and “—Loan Origination and Processing” in our Annual Report on Form 10-K for the year ended December 31, 2001. We actively manage our past due and non-performing loans in each bank in an effort to minimize credit loss and related expenses and to ensure that our allowance for loan losses is adequate.

During 2000 and 2001, our levels of non-performing loans rose, and during 2001 we increased our provision for loan losses significantly over historic levels. This increase in non-performing loans, and the corresponding increase in provision for loan losses, was primarily the result of unexpected non-performing loans at Gold Bank-Oklahoma, arising principally from a bank we acquired in early 2000. We have taken aggressive action to address the issues identified in Oklahoma, and for the six months ended June 30, 2002, Gold Bank-Oklahoma’s non-performing loans declined by $2.9 million, or 22.3%, from their December 31, 2001 levels.

Selected ratios related to asset quality and our allowance for loan losses are set forth below:

	As of or for the years ended December 31,					As of or for the six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Ratios:
Allowance for loan losses to non-performing loans	270.20%	278.38%	331.65%	126.34%	113.42%	135.68%	168.28%
Allowance for loan losses to total loans	1.37%	1.32%	1.43%	1.35%	1.21%	1.24%	1.25%
Non-performing loans to total loans	0.51%	0.47%	0.43%	1.06%	1.06%	0.91%	0.74%
Non-performing assets to total assets	0.46%	0.47%	0.42%	0.90%	0.91%	0.73%	0.60%
Net loan charge-offs to average loans (1)	0.30%	0.28%	0.48%	0.24%	0.78%	0.68%	0.46%

(1)	Ratios for interim periods have been annualized.

•
Minimize impact of interest rate fluctuations. As part of our efforts to minimize fluctuations in net interest income caused by changes in market interest rates, we continually manage the repricing of interest rate-sensitive assets and liabilities, and we regularly use asset/liability management modeling to monitor any mismatch in our current gap position.

While we have not historically used interest rate swaps or other derivative instruments to manage our interest rate exposure, in August 2002 we entered into three interest rate swap agreements with an aggregate notional amount of $82.5 million. The swaps effectively converted our fixed interest rate obligations under our three outstanding series of trust preferred securities to variable interest rate obligations, decreasing the asset sensitivity of our balance sheet by more closely matching our variable rate assets with variable rate liabilities. Each swap has a notional amount equal to the outstanding principal amount of the related trust preferred securities, together with the same payment dates, maturity date and call provisions as the related trust preferred securities. Under each of the swaps, we pay at a variable rate equal to a spread over 90-day LIBOR, adjusted quarterly, and receive a fixed rate equal to the interest we are obligated to pay on the related trust preferred securities.

Under our asset/liability management model, which assumes a static balance sheet, instantaneous upward and downward parallel shifts in interest rates and the effect of the interest rate swap agreements as if they had been in effect, as of June 30, 2002, an increase in interest rates of 200 basis points would increase our net interest income by approximately 1.27%, while a decrease in interest rates of 200 basis points would decrease our net interest income by approximately 8.32%.

•
Develop branches in existing metropolitan markets. The loan demand in metropolitan Kansas City, as well as in Tulsa, Oklahoma City, and Bradenton/Sarasota, Florida, is greater than that experienced in our rural market areas. As a result, our revenues and earnings will depend primarily on our growth in metropolitan markets. Our strategy is therefore focused on developing new branches and selectively acquiring branches in metropolitan markets. We have been implementing this strategy by:

•	opening a new branch in northwestern Oklahoma City

•	opening four new branches in the Kansas City metropolitan market

•	filing regulatory applications to open new branches in Sarasota and Tampa, Florida

•	acquiring a branch facility located in Leawood, Kansas, with $51 million of deposits

•	selling four rural Kansas branches with $67 million of deposits

•	entering into a contract to acquire four additional branch facilities, with approximately $144 million of deposits, located in Johnson County, Kansas

•
Pursue selected acquisitions. We completed numerous bank acquisitions during the period from 1996 to 2000 to build profitable market share, achieve economies of scale and implement our strategy of entering higher-growth metropolitan markets. In the future, we may supplement our internal growth by acquiring financial institutions or individual branches located in metropolitan areas with higher growth opportunities, primarily in the Midwest and the west coast of Florida. Such acquisition candidates would have to fit strategically within our growth objectives and would generally be expected to be accretive to our earnings per share within twelve months after closing.

The Offering

Common stock offered	5,000,000 shares

Offering price per share	$

Common stock outstanding after the offering	38,714,009 shares (1)

Use of proceeds
The net proceeds from the sale of 5,000,000 shares of our common stock in this offering are estimated to be approximately $46.3 million after deducting the underwriting discount and the aggregate offering expenses payable by us. We estimate the offering expenses payable by us to be approximately $315,000. If the underwriters exercise their over-allotment option in full, the net proceeds will be approximately $53.3 million.

We are conducting this offering to raise capital that we will contribute to our subsidiary banks to maintain their “well capitalized” status. We intend to use approximately $20.0 to $25.0 million of the net proceeds to increase the capital of our subsidiary banks to support their asset growth, approximately $18.0 million of the net proceeds to pay down our line of credit (substantially all of the proceeds of which have been invested in the capital of our subsidiary banks), and the remaining net proceeds for general corporate purposes.

Purchases by our directors and officers	Some of our directors and officers have indicated their intent to purchase up to 300,000 shares of common stock in this offering. For more information, see “Underwriting.”

Nasdaq National Market symbol	GLDB

(1)
The information above assumes that the underwriters do not exercise the option that we have granted to them to purchase additional shares in the offering and is based on the shares outstanding as of September 20, 2002.

Summary Financial Data
(in thousands, except per share data and ratios)

The summary consolidated financial data presented below, as of or for each of the years in the five-year period ended December 31, 2001, are derived from our audited historical financial statements. The summary data presented below as of or for the six-month periods ended June 30, 2001 and 2002, are derived from our unaudited consolidated financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results as of or for the six-month periods have been included. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and  June 30, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

	As of or for the years ended December 31,					As of or for the six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Statement of Operations Data:
Net interest income	$64,087	$78,800	$88,185	$93,460	$89,078	$43,775	$49,732
Provision for loan losses	4,921	5,111	11,586	4,673	15,314	4,340	9,955

Net interest income after provision for loan losses	59,166	73,689	76,599	88,787	73,764	39,435	39,777
Non-interest income	12,660	17,731	29,449	28,837	45,048	19,872	30,754
Non-interest expense (1)(2)(3)(4)(5)	46,569	63,962	83,373	116,803	89,639	41,462	52,279

Earnings before income taxes	25,257	27,458	22,675	821	29,173	17,845	18,252
Income taxes	7,738	6,792	7,900	5,275	4,820	5,798	5,133

Net earnings (loss)	17,519	20,666	14,775	(4,454)	24,353	12,047	13,119
Less pro forma tax expense (6)	1,579	2,797	—	—	—	—	—
Add back goodwill amortization (7)	634	609	1,996	2,464	1,917	1,060	—

As adjusted net earnings (loss) (6)(7)	$16,574	$18,478	$16,771	$(1,990)	$26,270	$13,107	$13,119

Per Share Data:
Net earnings (loss) per share	$0.49	$0.56	$0.39	$(0.12)	$0.69	$0.33	$0.39
Less pro forma tax expense (6)	0.04	0.07	—	—	—	—	—
Add back goodwill amortization (7)	0.02	0.02	0.05	0.07	0.05	0.03	—

As adjusted net earnings (loss) per share (6)(7)	$0.47	$0.51	$0.44	$(0.05)	$0.74	$0.36	$0.39

Book value per share	$3.91	$4.48	$4.48	$4.51	$4.88	$4.75	$5.15

Balance Sheet Data:
Total assets	$1,745,200	$2,213,270	$2,550,741	$2,717,598	$3,016,472	$2,871,250	$3,323,414
Loans, net	1,185,718	1,503,717	1,793,810	1,919,988	2,136,308	1,920,347	2,411,113
Deposits	1,477,986	1,824,557	2,006,154	2,133,877	2,163,866	2,057,421	2,435,078
Stockholders’ equity	135,774	163,637	167,048	169,246	165,645	166,567	173,773

Ratios:
Return (loss) on average assets (8)	1.10%	1.03%	0.63%	(0.17%)	0.86%	0.88%	0.83%
Return (loss) on average equity (8)	13.84%	13.80%	8.71%	(2.40%)	14.38%	14.42%	15.68%
Net interest margin	4.40%	4.36%	4.18%	3.96%	3.57%	3.58%	3.57%

Capital Ratios:
Tier 1 risk-based capital ratio	11.73%	11.16%	9.76%	8.92%	7.85%	8.12%	7.13%
Total risk-based capital ratio	12.91%	12.38%	12.20%	11.41%	11.41%	10.60%	10.40%
Leverage ratio	9.06%	8.36%	7.55%	7.16%	6.27%	6.63%	5.80%

(1)
In 1999 and 2000, we recorded pre-tax charges of $4,630 ($3,010 after-tax) and $4,024 ($2,616 after-tax), respectively, related to consolidation and repositioning expenses incurred in consolidating our Kansas banks into a single statewide organization during 1999 and our Oklahoma banks into a single statewide organization during 2000. These charges included exiting certain duplicate branch locations, resulting in asset write-downs to fair value, eliminating duplicate back office functions, abandoning certain leases and reducing the number of full-time employees.

(2)
In 2000, we recorded a pre-tax charge of $9,000 ($6,832 after-tax) related to transaction expenses in connection with the acquisition of three financial institutions during the first quarter of 2000 that were accounted for as poolings of interests. These expenses were primarily comprised of legal, accounting, severance, lease termination, asset write-down and data processing conversion costs.

(3)
In 2000, we recorded a pre-tax charge of $19,803 ($17,765 after-tax) related to the closing of our separate mortgage banking subsidiary, Gold Banc Mortgage, Inc., during the fourth quarter of 2000. This charge included severance costs, asset write-downs, abandonment of certain leases and other closing expenses. In 2001, we determined that we had overaccrued certain expenses related to this closing and recovered a pre-tax amount of $477 ($310 after-tax) which is presented as a reduction of mortgage closing expenses.

(4)
In 2001, we recorded a pre-tax gain of $4,569 ($4,569 after-tax) related to an arbitration settlement ruled in our favor in connection with a lawsuit related to the acquisition of the mortgage banking subsidiary. The settlement cancelled promissory notes owed by us to the former owners of the subsidiary totaling $4,080 and awarded us monetary damages of $489, both of which were recorded as a reduction of mortgage closing expenses.

(5)
Excluding the impact of the items discussed in footnotes one through four above, non-interest expense would have been $78,743, $83,976 and $94,685 for the years ended December 31, 1999, 2000 and 2001, respectively.

(6)
Citizens Bank of Tulsa, which we acquired in a transaction that was accounted for as a pooling of interests in December 1998, was taxed as a Subchapter S corporation for 1997 and 1998. As a Subchapter S corporation, Citizens Bank was not subject to federal income taxes; rather, such income was included in the taxable income of stockholders. The 1997 and 1998 data have been adjusted to include pro forma tax expense, net earnings, and net earnings per share as if Citizens Bank had not been a Subchapter S corporation.

(7)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” and discontinued amortization of goodwill for periods beginning after January 1, 2002. The 1997, 1998, 1999, 2000 and 2001 data have been adjusted as if the adoption of SFAS 142 had occurred at the beginning of these respective periods.

(8)	Certain financial ratios for interim periods have been annualized.

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus, as well as the documents incorporated by reference in this prospectus.

We may not be able to maintain our growth rate.

It may be difficult for us to maintain our rapid rate of growth. The rural market areas we now serve offer more limited opportunities for growth than our metropolitan markets. We believe future growth in our revenues and net earnings will depend primarily on our internal growth in the metropolitan markets where we are located. Other financial institutions in these metropolitan markets also compete intensely for assets and deposits. This competition may adversely affect our ability to profitably grow our asset and deposit base.

During the period from 1996 to 2000, we grew significantly through acquisitions. While we may supplement our internal growth through future acquisitions in metropolitan markets, primarily in the Midwest and the west coast of Florida, there is great competition for such acquisition candidates. We may not be successful in identifying, or evaluating risks inherent in, any such acquisition candidates or be able to acquire such acquisition candidates on terms we feel are favorable. In addition, we plan to open several new branches in the next twelve months. The increased operating expenses incurred in opening these branches may not be offset by increases in net interest income and other income from these new branches.

Our objectives for earnings growth, return on equity and return on assets have been achieved primarily through extensive growth in loans in Kansas and Florida. Satisfying these objectives in the future will require increasing amounts of capital to meet regulatory requirements. We may not be able to obtain such capital in adequate amounts or on attractive terms.

Our allowance for loan losses may not be adequate.

Our allowance for loan losses may not be adequate to cover actual loan losses. As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to cover repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Additionally, approximately 84.8% of our loan portfolio on June 30, 2002 consisted of construction loans, agricultural loans, loans secured by commercial real estate, and commercial business loans. These loans generally involve a greater degree of risk of nonpayment or late payment than home equity loans or residential mortgage loans and carry higher loan balances. The risk of loss will vary with general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and the quality and value of the collateral in the case of collateralized loans, among other things. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of such loans. Our credit risk with respect to our commercial and consumer installment loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local markets. Our credit risk with respect to our agricultural loan portfolio relates principally to commodity prices and weather patterns.

As we have completed numerous acquisitions from 1996 through 2000 that significantly enhanced our growth, a significant portion of our existing loan portfolio was not originally underwritten by us but was added through these acquisitions. While we had the opportunity to review the loan portfolios of the banks we acquired before completing the transactions and have conformed the credit and underwriting policies and procedures of these banks to ours following the acquisitions, these loans may not have undergone the same level of rigorous analysis and review at inception as loans that we originate, and may not have the level and quality of supporting documentation in the loan files as our policies require. Therefore, these acquired loans are subject to greater risk than if we had originally underwritten these loans ourselves.

We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for losses based on a number of factors. If our assumptions are wrong, our allowance for loan  losses may not be sufficient to cover our loan losses. We may have to increase the allowance in the future. Material additions to our allowance for loan losses would have a material adverse effect on our net earnings.

Changes in interest rates could adversely affect profitability.

We may be unable to manage interest rate risk that could reduce our net interest income. Like other financial institutions, our results of operations are impacted principally by net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. We cannot predict or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Federal Reserve, affect interest income and interest expense. Interest rate cuts by the Federal Reserve throughout 2001 have generally reduced our net interest income. While we continually take measures intended to manage the risks from changes in market interest rates, including interest rate swap agreements, changes in interest rates can still have a material adverse effect on our profitability.

Funding our substantial cash requirements with dividends from our bank subsidiaries will reduce the capital levels of the banks and thus their ability to grow.

We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We depend primarily on dividends we receive from our subsidiaries, which may be limited by statute and regulations, and our cash and liquid investments, to pay dividends on our common stock and to pay our operating expenses. In addition, we currently have an aggregate outstanding amount of $111.7 million in subordinated debt and trust preferred securities, as compared to total equity of $173.8 million outstanding. As of June 30, 2002, our annual interest payments due on these borrowings were approximately $9.3 million. In the current interest rate environment, the effect of the interest rate swap agreements would be to reduce such interest payments. We are also dependent on dividends from our bank subsidiaries to service these borrowings, and ultimately for principal repayment at maturity, as well as to service our line of credit.

Even if our subsidiaries are able to generate sufficient earnings to pay dividends to us, their boards of directors may decide to retain a greater portion of their earnings to maintain existing capital or achieve additional capital necessary in light of the financial condition, asset quality or regulatory requirements of the subsidiaries or other business considerations. The extent to which our bank subsidiaries pay us a significant portion of their retained earnings as dividends to fund our substantial cash requirements may also reduce the ability of the bank subsidiaries to grow while maintaining regulatory capital ratios at “well capitalized” standards set by federal regulators.

Loss of key personnel could have an adverse effect on our operations.

The loss of certain key personnel could adversely affect our operations. Our success depends in large part on the retention of a limited number of key persons, including: Michael W. Gullion, our Chairman and Chief Executive Officer; Malcolm M. Aslin, our President and Chief Operating Officer; Rick J. Tremblay, our Executive Vice President and Chief Financial Officer; and John Price, our Executive Vice President and Chief Credit Officer. We will likely undergo a difficult transition period if we lose the services of any or all of these individuals. In recognition of this risk, we own, and are the beneficiary of, insurance policies on the lives of these key employees and have entered into employment agreements with Messrs. Gullion and Aslin.

We also place great value on the experience of the presidents of our subsidiary banks and the community bank presidents in each of our markets and on their relationships with the communities they serve. The loss of these key persons could negatively impact the affected banking locations. We may not be able to retain our current key personnel or attract additional qualified key persons as needed.

Local economic conditions could adversely affect our operations.

Changes in the local economic conditions could adversely affect our loan portfolio and results of operations. Our success depends to a certain extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers in those markets in Kansas, Oklahoma, Missouri and Florida, including a number of rural markets, where our subsidiary banks operate or are expected to operate. Our commercial, agricultural, real estate and construction loans, and the ability of the borrowers to repay these loans and the value of the collateral securing these loans, are impacted by the local economic conditions. Favorable economic conditions may not continue in such markets.

Our ability to pay dividends on our common stock is limited by the ability of our subsidiary banks to pay dividends under applicable law and by contracts relating to our trust preferred securities.

Our ability to pay dividends on our common stock largely depends on our receipt of dividends from our subsidiary banks. The amount of dividends that our subsidiary banks may pay to us is limited by federal and state banking laws and regulations. As a financial holding company, our subsidiary banks are required to maintain capital sufficient to meet the “well capitalized” standard set by the regulators and will be able to pay dividends to us only so long as their capital continues to exceed these levels. We or our banks may decide to limit the payment of dividends even when we or they have the legal ability to pay them in order to retain earnings for use in our or our banks’ business. Under contracts relating to our trust preferred securities, we are prohibited from paying dividends on our common stock if we have not made required payments on, or have elected to defer payments of interest on, the junior subordinated debentures that support our trust preferred securities or if an event of default has occurred and is continuing with respect to such debentures. Substantially similar contractual provisions related to the trust preferred securities for American Bank-Florida limit the payment of dividends by our Florida intermediate holding company.

Our shareholder rights plan and provisions in our articles of incorporation and our bylaws may delay or prevent an acquisition of us by a third party.

Our board of directors has implemented a shareholder rights plan. The rights, which are attached to our shares and trade together with our common stock, have certain anti-takeover effects. The plan may discourage or make it more difficult for another party to complete a merger or tender offer for our shares without negotiating with our board of directors or to launch a proxy contest or to acquire control of a larger block of our shares. If triggered, the rights will cause substantial dilution to a person or group that attempts to acquire us without approval of our board of directors, and under certain circumstances, the rights beneficially owned by the person or group may become void. In addition, our executive officers may be more likely to retain their positions with us as a result of the plan, even if their removal would be beneficial to shareholders generally.

Our articles of incorporation and our bylaws contain provisions, including a staggered board and advance notice of stockholder proposals, that make it more difficult for a third party to gain control or acquire us without the consent of our board of directors. These provisions also could discourage proxy contests and may make it more difficult for dissident shareholders to elect representatives as directors and take other corporate actions. These provisions of our governing documents may also have the effect of delaying, deferring or preventing a transaction or a change in control that might be in the best interest of our shareholders.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus and in the documents incorporated herein by reference that are based upon our current expectations, assumptions and information currently available to us. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements whenever they relate to matters other than historical facts and from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “except,” “target” and similar expressions. These forward-looking statements include statements relating to our goals, intentions and expectations, our business plans and growth strategies, and estimates of our risks and future costs and benefits. These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, but not limited to, those described in the periodic reports we file under the Securities Exchange Act of 1934 under the captions “Forward-Looking Statements” and “Factors That May Affect Future Results of Operations, Financial Condition or Business.” These factors are not intended to represent a complete list of the general or specific factors that may affect us. Because of these and other uncertainties, our actual results may be materially different from that indicated by these forward-looking statements. You should not place undue reliance on any forward-looking statements. We will not update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws.

USE OF PROCEEDS

The net proceeds to us from the sale of 5,000,000 shares of our common stock in this offering are estimated to be approximately $46.3 million (assuming no exercise of the underwriters’ over-allotment option) after deducting the underwriting discount and aggregate offering expenses payable by us. We base this estimate on an assumed public offering price of $9.86 per share, the closing price of our common stock on September 20, 2002. The offering expenses are estimated to be approximately $315,000. If the underwriters’ over-allotment option is exercised in full, the net proceeds will be approximately $53.3 million. We are conducting this offering to raise capital that we will contribute to our subsidiary banks to maintain their “well capitalized” status. We intend to use approximately $20.0 to $25.0 million of the net proceeds to increase the capital of our subsidiary banks to support their asset growth, approximately $18.0 million of the net proceeds to pay down our line of credit (substantially all of the proceeds of which have been invested in the capital of our subsidiary banks), and the remaining net proceeds for general corporate purposes. Currently, our line of credit is $25.0 million, of which approximately $18.0 million is outstanding as of the date of this prospectus, and bears interest at the rate equal to the greater of LIBOR plus 1.25% or 3.5% per annum.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is traded on the Nasdaq National Market under the symbol “GLDB”. The following table sets forth both the high and low sales prices reported on the Nasdaq National Market for our common stock and the dividends paid per share for the periods indicated.

	Price Range		Dividends Paid per Share
	High	Low
Year ended December 31, 2000
First Quarter	$9.81	$6.13	$0.02
Second Quarter	7.00	4.00	0.02
Third Quarter	5.88	4.44	0.02
Fourth Quarter	5.25	3.47	0.02

Year ended December 31, 2001
First Quarter	7.66	4.50	0.02
Second Quarter	8.00	6.38	0.02
Third Quarter	8.05	6.85	0.02
Fourth Quarter	7.80	7.05	0.02

Year ending December 31, 2002
First Quarter	9.03	6.96	0.02
Second Quarter	11.29	8.90	0.02
Third Quarter (through September 20, 2002)	11.05	8.75	0.02

On September 20, 2002, the last reported sale price of our common stock on the Nasdaq National Market was $9.86 per share. As of such date there were approximately 798 shareholders of record of our common stock.

Since the second quarter of 1998, we have paid a quarterly dividend equal to $0.02 per share on each share of our common stock. We do not anticipate any change to our current dividends as a result of this offering. Any future determination to pay dividends will remain at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant.

CAPITALIZATION
(in thousands, except ratios)

The following table sets forth our total indebtedness and capitalization as of June 30, 2002, on a historical basis and as adjusted to reflect the estimated net proceeds to us from this offering (assuming no exercise of the underwriters’ over-allotment option) at an assumed public offering price of $9.86 per share, the closing price of our common stock on September 20, 2002. The table reflects a repayment of $18.0 million of other borrowings. This information should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, and from our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002.

	June 30, 2002
	Actual	As Adjusted
Borrowings:
Subordinated debt and guaranteed preferred beneficial interest in company debentures	$111,749	$111,749
Other borrowings	575,370	557,370

Total borrowings	687,119	669,119

Stockholders’ Equity:
Preferred stock, no par value; 50,000,000 shares authorized; no shares issued	—	—
Common stock, $1 par value; 50,000,000 shares authorized; 38,431,693 shares issued; 43,431,693 shares issued as adjusted	38,432	43,432
Additional paid-in capital	76,105	117,453
Retained earnings	97,492	97,492
Accumulated other comprehensive income, net	4,547	4,547
Unearned compensation	(9,683)	(9,683)
Less treasury stock (4,721,510 shares at June 30, 2002)	(33,120)	(33,120)

Total stockholders’ equity	173,773	220,121

Total capitalization	$860,892	$889,240

Capital Ratios:
Tier 1 risk-based capital ratio	7.13%	9.48%
Total risk-based capital ratio	10.40%	12.16%
Leverage ratio	5.80%	7.72%

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data and ratios)

The selected consolidated financial data presented below, as of or for each of the years in the five-year period ended December 31, 2001, are derived from our audited historical financial statements. The selected data presented below as of or for the six-month periods ended June 30, 2001 and 2002, are derived from our unaudited consolidated financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of results as of or for the six-month periods have been included. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the year ended December 31, 2001, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and  June 30, 2002. Results for past periods are not necessarily indicative of results that may be expected for any future period, and results for the six-month period ended June 30, 2002 are not necessarily indicative of results that may be expected for the entire year ending December 31, 2002.

	As of or for the years ended December 31,					As of or for the six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Statement of Operations Data:
Net interest income	$64,087	$78,800	$88,185	$93,460	$89,078	$43,775	$49,732
Provision for loan losses	4,921	5,111	11,586	4,673	15,314	4,340	9,955

Net interest income after provision for loan losses	59,166	73,689	76,599	88,787	73,764	39,435	39,777
Non-interest income	12,660	17,731	29,449	28,837	45,048	19,872	30,754
Non-interest expense (1)(2)(3)(4)(5)	46,569	63,962	83,373	116,803	89,639	41,462	52,279

Earnings before income taxes	25,257	27,458	22,675	821	29,173	17,845	18,252
Income taxes	7,738	6,792	7,900	5,275	4,820	5,798	5,133

Net earnings (loss)	17,519	20,666	14,775	(4,454)	24,353	12,047	13,119
Less pro forma tax expense (6)	1,579	2,797	—	—	—	—	—
Add back goodwill amortization (7)	634	609	1,996	2,464	1,917	1,060	—

As adjusted net earnings (loss) (6)(7)	$16,574	$18,478	$16,771	$(1,990)	$26,270	$13,107	$13,119

Balance Sheet Data:
Total assets	$1,745,200	$2,213,270	$2,550,741	$2,717,598	$3,016,472	$2,871,250	$3,323,414
Loans	1,202,173	1,523,858	1,819,848	1,946,168	2,162,405	1,944,460	2,441,572
Allowance for loan losses	16,455	20,141	26,038	26,180	26,097	24,113	30,459
Loans, net	1,185,718	1,503,717	1,793,810	1,919,988	2,136,308	1,920,347	2,411,113
Investment securities	349,577	432,634	455,162	525,981	588,844	638,552	602,204
Goodwill and other intangibles, net	10,293	22,996	47,576	33,376	38,720	34,852	38,274
Deposits	1,477,986	1,824,557	2,006,154	2,133,877	2,163,866	2,057,421	2,435,078
Long-term borrowings	18,849	97,283	89,753	200,561	416,413	296,005	448,453
Subordinated debt and guaranteed preferred beneficial interest in company debentures	28,750	44,999	83,319	82,549	111,749	81,749	111,749
Stockholders’ equity	135,774	163,637	167,048	169,246	165,645	166,567	173,773

Per Share Data:
Net earnings (loss) per share	$0.49	$0.56	$0.39	$(0.12)	$0.69	$0.33	$0.39
Less pro forma tax expense (6)	0.04	0.07	—	—	—	—	—
Add back goodwill amortization (7)	0.02	0.02	0.05	0.07	0.05	0.03	—

As adjusted net earnings (loss) per share (6)(7)	$0.47	$0.51	$0.44	$(0.05)	$0.74	$0.36	$0.39

Book value per share	$3.91	$4.48	$4.48	$4.51	$4.88	$4.75	$5.15
Tangible book value per share	3.61	3.85	3.20	3.62	3.74	3.75	4.02
Cash dividends declared	0.045	0.075	0.08	0.08	0.08	0.04	0.04
Weighted average shares outstanding	35,399	36,584	37,529	37,653	35,520	36,279	33,871

	As of or for the years ended December 31,					As of or for the six months ended June 30,
	1997	1998	1999	2000	2001	2001	2002
						(unaudited)
Ratios:
Return (loss) on average assets (8)	1.10%	1.03%	0.63%	(0.17)%	0.86%	0.88%	0.83%
Return (loss) on average equity (8)	13.84%	13.80%	8.71%	(2.40)%	14.38%	14.42%	15.68%
Dividend payout	9.18%	13.39%	20.51%	—	11.60%	11.70%	10.28%
Net interest margin	4.40%	4.36%	4.18%	3.96%	3.57%	3.58%	3.57%
Allowance for loan losses to non-performing loans	270.20%	278.38%	331.65%	126.34%	113.42%	135.68%	168.28%
Allowance for loan losses to total loans	1.37%	1.32%	1.43%	1.35%	1.21%	1.24%	1.25%
Non-performing loans to total loans	0.51%	0.47%	0.43%	1.06%	1.06%	0.91%	0.74%
Non-performing assets to total assets	0.46%	0.47%	0.42%	0.90%	0.91%	0.73%	0.60%
Net loan charge-offs to average loans (8)	0.30%	0.28%	0.48%	0.24%	0.78%	0.68%	0.46%
Efficiency ratio (9)	67.99%	67.50%	74.40%	69.46%	63.63%	63.43%	64.31%

Capital Ratios:
Tier 1 risk-based capital ratio	11.73%	11.16%	9.76%	8.92%	7.85%	8.12%	7.13%
Total risk-based capital ratio	12.91%	12.38%	12.20%	11.41%	11.41%	10.60%	10.40%
Leverage ratio	9.06%	8.36%	7.55%	7.16%	6.27%	6.63%	5.80%

(1)
In 1999 and 2000, we recorded pre-tax charges of $4,630 ($3,010 after-tax) and $4,024 ($2,616 after-tax), respectively, related to consolidation and repositioning expenses incurred in consolidating our Kansas banks into a single statewide organization during 1999 and our Oklahoma banks into a single statewide organization during 2000. These charges included exiting certain duplicate branch locations, resulting in asset write-downs to fair value, eliminating duplicate back office functions, abandoning certain leases and reducing the number of full-time employees.

(2)
In 2000, we recorded a pre-tax charge of $9,000 ($6,832 after-tax) related to transaction expenses in connection with the acquisition of three financial institutions during the first quarter of 2000 that were accounted for as poolings of interests. These expenses were primarily comprised of legal, accounting, severance, lease termination, asset write-down and data processing conversion costs.

(3)
In 2000, we recorded a pre-tax charge of $19,803 ($17,765 after-tax) related to the closing of our separate mortgage banking subsidiary, Gold Banc Mortgage, Inc., during the fourth quarter of 2000. This charge included severance costs, asset write-downs, abandonment of certain leases and other closing expenses. In 2001, we determined that we had overaccrued certain expenses related to this closing and recovered a pre-tax amount of $477 ($310 after-tax) which is presented as a reduction of mortgage closing expenses.

(4)
In 2001, we recorded a pre-tax gain of $4,569 ($4,569 after-tax) related to an arbitration settlement ruled in our favor in connection with a lawsuit related to the acquisition of the mortgage banking subsidiary. The settlement cancelled promissory notes owed by us to the former owners of the subsidiary totaling $4,080 and awarded us monetary damages of $489, both of which were recorded as a reduction of mortgage closing expenses.

(5)
Excluding the impact of the items discussed in footnotes one through four above, non-interest expense would have been $78,743, $83,976 and $94,685 for the years ended December 31, 1999, 2000 and 2001, respectively.

(6)
Citizens Bank of Tulsa, which we acquired in a transaction that was accounted for as a pooling of interests in December 1998, was taxed as a Subchapter S corporation for 1997 and 1998. As a Subchapter S corporation, Citizens Bank was not subject to federal income taxes; rather, such income was included in the taxable income of stockholders. The 1997 and 1998 data have been adjusted to include pro forma tax expense, net earnings, and net earnings per share as if Citizens Bank had not been a Subchapter S corporation.

(7)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (SFAS) No. 142 “Goodwill and Other Intangible Assets” and discontinued amortization of goodwill for periods beginning after January 1, 2002. The 1997, 1998, 1999, 2000 and 2001 data have been adjusted as if the adoption of SFAS 142 had occurred at the beginning of these respective periods.

(8)	Certain financial ratios for interim periods have been annualized.
(9)
We calculate the efficiency ratio as a ratio, expressed as a percentage, the numerator of which is non-interest expense (excluding any non-recurring expenses), and the denominator of which is the sum of net interest income before provision for loan losses, plus non-interest income (excluding any non-recurring income). For 2001 and 2002, we have excluded CompuNet’s revenue and expenses from this calculation.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement among Gold Banc Corporation, Inc. and A.G. Edwards & Sons, Inc., RBC Dain Rauscher Inc. and Sandler O’Neill & Partners, L.P., as the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from us the following number of shares of common stock at the offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriter	Shares
A.G. Edwards & Sons, Inc.
RBC Dain Rauscher Inc.
Sandler O’Neill & Partners, L.P.

Total	5,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered in this offering, other than those covered by the over-allotment option described below, if any are taken.

The representatives of the underwriters have advised us that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers, including our wholly-owned broker-dealer subsidiary, Gold Capital Management, Inc., at that price, less a concession not in excess of $              per share. The underwriters may allow, and such dealers may re-allow,  a concession not in excess of $              per share to certain other dealers. The offering price was determined by negotiations among us and the representatives of the underwriters, taking into account, among other factors, the last reported sales price of our common stock as reported on the Nasdaq National Market on the date of this prospectus, and prevailing economic and market conditions. After the offering, the offering price and other selling terms may be changed by the underwriters.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 750,000 additional shares of common stock at the offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the underwriters exercise their option, the underwriters will become obligated, subject to some conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

Some of our executive officers and directors, including Michael W. Gullion, Chairman and Chief Executive Officer, Malcolm M. Aslin, President and Chief Operating Officer, Richard J. Tremblay, Executive Vice President and Chief Financial Officer, Allen D. Petersen, Director, E. Miles Prentice III, Director, and William F. Wright, Director, have indicated their intent to purchase an aggregate of up to 300,000 shares of common stock in the offering, at the same price and on the same terms as offered to the public. While the underwriters have not formally reserved these shares for sale, they have indicated their willingness to sell them to these executive officers and directors at the public offering price and only in compliance with the National Association of Securities Dealers, Inc.’s Conduct Rule 2110 and the related Interpretation on “Free-Riding and Withholding.” We are not making loans to these executive officers or directors to purchase such shares.

We and each of our directors and executive officers have agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc.   A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 180-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.

In accordance with NASD Conduct Rule 2720(d)(2), the offering is being made by Gold Capital Management, Inc., our affiliate, which is a member of the NASD and a member of the selling group in the offering. The representatives have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority without the prior specific written approval of the customer in compliance with NASD Conduct Rule 2720(l).

The following table summarizes the discounts and commissions that we will pay to the underwriters in the offering. These amounts assume either no exercise or full exercise of the underwriters’ option to purchase additional shares of common stock.

	No Exercise	Full Exercise
Per share	$	$
Total	$	$

We expect to incur expenses of approximately $315,000 in connection with this offering. The underwriters have agreed to pay up to $75,000 of these expenses on our behalf, which has the effect of reducing compensation paid by us to them.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and some selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.

If the underwriters create a short position in the common stock in connection with the offering, that is, if they sell more than 5,000,000 shares of the common stock, the underwriters may reduce that short position by purchasing shares of common stock in the open market. This is known as a “syndicate covering transaction.” The underwriters may also elect to reduce any short position by exercising all or part of their over-allotment option.

Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members’ short position or to stabilize the price of the common stock, the underwriters may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security.

Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Also, prior to the pricing of the shares of common stock and until such time as a stabilizing bid may have been made, some or all of the underwriters who are market makers in the common stock may make bids for or purchases of shares of common stock subject to some restrictions, which bids or purchases are known as “passive market making activities.”

Neither we nor the representatives makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the representatives make any representation that the underwriters will engage in these transactions or that the transactions, once commenced, will not be discontinued without notice.

Each of the representatives of the underwriters has provided, and from time to time may provide in the future, financial advisory or investment banking services to us.

TRANSFER AGENT

The transfer agent for our common stock is American Stock Transfer & Trust Company, located at  6201 15th Avenue, Brooklyn, New York 11219. Its telephone number is 800-937-5449.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus, including the validity of the common stock, have been passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri. Certain legal matters have been passed upon for the underwriters by Bryan Cave LLP, Kansas City, Missouri.

EXPERTS

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon included in our Annual Report and incorporated by reference in this prospectus. These consolidated financial statements are incorporated by reference in this prospectus in reliance upon the report given on the authority of KPMG LLP as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available on our web site at http://www.goldbanc.com, and at the office of the Nasdaq National Market. Other than the SEC filings incorporated by reference in this prospectus, information on our web site is not a part of this prospectus. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

DOCUMENTS INCORPORATED BY REFERENCE

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2001, filed with the SEC on March 25, 2002 (File No. 0-28936)

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on May 15, 2002 (File No. 0-28936)

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, filed with the SEC on
August 13, 2002 (File No. 0-28936)

•	our Current Report on Form 8-K dated January 2, 2002, filed with the SEC on January 3, 2002 (File No. 0-28936)

•	our Current Report on Form 8-K dated February 27, 2002, filed with the SEC on February 27, 2002 (File No. 0-28936)

•	our Current Report on Form 8-K dated June 17, 2002, filed with the SEC on June 19, 2002 (File No. 0-28936)

•	the descriptions of our Common Stock contained in our Registration Statement on Form SB-2 dated September 20, 1996 (File No. 333-12377)

•
the description of our shareholder rights plan and the rights attached to our Common Stock contained in our Registration Statement on Form 8-A dated October 15, 1999, filed with the SEC on October 15, 1999 (File No. 0-28936)

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

You may request, either orally or in writing, and we will provide, a copy of these filings at no cost by contacting Rick J. Tremblay, our Chief Financial Officer, at the following address and phone number:

Gold Banc Corporation, Inc.
11301 Nall Avenue
Leawood, KS 66211
(913) 451-8050

You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

5,000,000 Shares

Common Stock

PROSPECTUS

A.G. Edwards & Sons, Inc.

RBC Capital Markets

Sandler O’Neill & Partners, L.P.

                  , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration and NASD filing fees:

SEC registration fee	$5,396
NASD filing fee	6,365
Blue Sky and NASD qualification fees	5,000
Legal fees and expenses	125,000
Accounting fees and expenses	100,000
Printing and mailing expenses	40,000
Miscellaneous	33,239

Total	$315,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of Gold Banc pursuant to the following provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In accordance with the Kansas general corporation code (being Chapter 17, Section 6305 of the Kansas Statutes Annotated), Articles Eight and Nine of the Registrant’s Articles of Incorporation provide as follows:

ARTICLE EIGHT: The Corporation shall indemnify each officer, director and advisory director of the Corporation to the fullest extent permitted by applicable law. The modification or repeal of this ARTICLE EIGHT shall not adversely affect the right to indemnification of an officer, director or advisory director hereunder with respect to any act or omission occurring prior to such modification or repeal.

ARTICLE NINE: No director or advisory director of this Corporation shall be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the Kansas General Corporation Code as presently in effect or as the same may hereafter be amended. Any repeal or modification of this ARTICLE NINE shall not adversely affect any right or protection of a director or advisory director of the Corporation existing at the time of such repeal or modification.

Article VI of the Registrant’s By-laws provides as follows:

Section 1. Nature of Indemnity. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director, advisory director or officer of the corporation, or is or was serving at the request of the corporation as a director, advisory director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the corporation to the fullest extent which it is empowered to do so by the Kansas General Corporation Code, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment) against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding, including attorneys’ fees, and such indemnification shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 2 hereof, the corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the corporation. The right to indemnification conferred in this Article VI shall be a contract right and, subject to Sections 2 and 5 hereof, shall include the right to be paid by the corporation the expenses incurred in defending any such proceeding in advance of its final disposition.

Section 2. Procedure for Indemnification of Directors, Advisory Directors and Officers. Any indemnification of a director, advisory director or officer of the corporation under Section 1 of this Article VI or advance of expenses under Section 5 of this Article VI shall be made promptly, and in any event within thirty (30) days, upon the written request of the director, advisory director or officer. If a determination by the corporation that the director, advisory director or officer is entitled to indemnification pursuant to this Article VI is required, and the corporation fails to respond within sixty (60) days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advancing of expenses, in whole or in part, or if payment in full pursuant to such request is not made within thirty (30) days, the right to indemnification or advances as granted by this Article VI shall be enforceable by the director, advisory director or officer in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Kansas General Corporation Code for the corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the corporation. Neither the failure of the corporation (including its board of directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Kansas General Corporation Code, nor an actual determination by the corporation (including its board of directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 3. Article Not Exclusive. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision or the articles of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 4. Insurance. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, advisory director, officer, employee, fiduciary, or agent of the corporation or was serving at the request of the corporation as a director, advisory director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, whether or not the corporation would have the power to indemnify such person against such liability under this Article VI.

Section 5. Expenses. Unless otherwise determined by the board of directors in the specific case, expenses (including attorneys’ fees) incurred by any person described in Section 1 of this Article VI in defending a proceeding shall be paid by the corporation in advance of such proceeding’s final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

Section 6. Employees and Agents. Persons who are not covered by the foregoing provisions of this Article VI and who are or were employees or agents of the corporation, or who are or were serving at the request of the corporation as employees or agents of another corporation, partnership, joint venture, trust or other enterprise, may be indemnified to the extent authorized at any time or from time to time by the board of directors.

Section 7. Contract Rights. The provisions of this Article VI shall be deemed to be a contract right between the corporation and each director, advisory director or officer who serves in any such capacity at any time while this Article VI and the relevant provisions of the Kansas General Corporation Code or other applicable law are in effect, and any repeal or modification of this Article VI or any such law shall not affect any rights or obligations then existing with respect to any state of facts or proceeding then existing.

Section 8. Merger or Consolidation. For purposes of this Article VI, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, advisory directors, officers, and employees or agents, so that any person who is a director, advisory director, officer, employee or agent of such constituent corporation or is or was serving at the request of such constituent corporation as a director, advisory director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VI with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

The Kansas general corporation code provides for indemnification of officers, directors, employees and agents as follows:

17-6305. INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS.

(a)  A corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

(b)  A corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer,employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(c)  To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b), or in defense of any claim, issue or matter therein, such director, officer, employee or agent shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith, including attorney fees.

(d)  Any indemnification under subsections (a) and (b), unless ordered by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such director, officer, employee or agent has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

(e)  Expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

(f)  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in a person’s official capacity and as to action in another capacity while holding such office.

(g)  A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of this section.

(h)  For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)  For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Gold Banc Corporation, Inc. has purchased $25.0 million of insurance that insures its directors and officers against liability which they may incur as a result of actions taken in such capacities. In addition, Gold Banc Corporation, Inc. maintains fiduciary liability coverage up to a $10.0 million limit and trust errors and omissions coverage up to a limit of $10.0 million.

ITEM 16. EXHIBITS

1.1	Form of Underwriting Agreement.***

3.1
Amended and Restated Articles of Incorporation of Gold Banc Corporation, Inc. (incorporated by reference to Exhibit 3-A of the Company’s Form SB-2 Registration Statement (No. 333-12377) filed with the Securities and Exchange Commission on September 9, 1996).

3.2
Certificate of Amendment to Amended and Restated Articles of Incorporation of Gold Banc Corporation, Inc. (incorporated by reference to Exhibit 3(a)(iii) to the Company’s Post-Effective Amendment No. 1 on Form S-3 to Form S-4 Registration Statement (No. 333-65539) filed with the Securities and Exchange Commission on May 5, 1999).

3.3
Amended and Restated By-laws of Gold Banc Corporation, Inc. (incorporated by reference to Exhibit 3.3 of the Company’s Form S-4 Registration Statement (No. 333-91559) filed with the Securities and Exchange Commission on November 23, 1999).

3.4
Amendment to Amended and Restated Bylaws of Gold Banc Corporation, Inc. (incorporated by reference to Exhibit 3.4 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 (No. 0-28936) filed with the Securities and Exchange Commission on August 13, 2002).

4.1
Form of Common Stock Certificate (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form SB-2 (No. 333-12377) filed with the Securities and Exchange Commission on September 9, 1996).

4.2
Rights Agreement, dated October 13, 1999, between Gold Banc Corporation, Inc. and American Stock Transfer and Trust, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K (No. 0-28936) filed with the Securities and Exchange Commission on October 15, 1999).

4.3
Form of Junior Subordinated Indenture between Gold Banc Corporation, Inc. and Bankers Trust Company as Trustee relating to the GBCI Capital Trust (incorporated by reference to Exhibit 4(a) of the Company’s Form SB-2 Registration Statement (No. 333-39849) filed with the Securities and Exchange Commission on November 7, 1997).

4.4
Form of Junior Subordinated Indenture between Gold Banc Corporation, Inc. and Bankers Trust Company as Trustee relating to the GBCI Capital Trust II (incorporated by reference to Exhibit 4(a) of the Company’s Form S-3 Registration Statement (No. 333-76623) filed with the Securities and Exchange Commission on April 20, 1999).

5.1	Opinion of Stinson Morrison Hecker LLP regarding legality.*

23.1	Consent of KPMG LLP.**

23.2	Consent of Stinson Morrison Hecker LLP (included in opinion filed as Exhibit 5.1).*

24.1	Power of Attorney (included on signature page of registration statement).*

*	Previously filed.
**	Filed herewith.
***	To be filed by amendment.

ITEM 17. UNDERTAKINGS

(a)  We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)  (1)  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Gold Banc Corporation, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leawood, State of Kansas, on the 25th day of September, 2002.

GOLD BANC CORPORATION, INC.

By:	/S/ MICHAEL W. GULLION
Name: Michael W. Gullion Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ MICHAEL W. GULLION Michael W. Gullion	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	September 25, 2002

* Malcolm M. Aslin	Director, President and Chief Operating Officer	September 25, 2002

/S/ RICK J. TREMBLAY Rick J. Tremblay	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	September 25, 2002

* D. Patrick Curran	Director	September 25, 2002

* William R. Hagman, Jr.	Director	September 25, 2002

* Donald McNeill	Director	September 25, 2002

* Allen D. Petersen	Director	September 25, 2002

* E. Miles Prentice III	Director	September 25, 2002

William Randon	Director	September , 2002

* J. Gary Russ	Director	September 25, 2002

* William F. Wright	Director	September 25, 2002

*By:	/S/ RICK J. TREMBLAY
Rick J. Tremblay Attorney-In-Fact